SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)


                              SPRECKELS INDUSTRIES, INC.
                 ----------------------------------------------------
                                   (Name of Issuer)

                         Class A Common Stock, $.01 Par Value
                 ----------------------------------------------------
                            (Title of Class of Securities)

                                     849416-20-1
                 ----------------------------------------------------
                                    (CUSIP Number)


                                    James G. Dinan
                               DINAN MANAGEMENT, L.L.C.
                             350 Park Avenue, 25th Floor
                               New York, New York 10022
                               Tel. No.: (212) 377-2020
                 ----------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                 - with copies to -

                               Richard P. Swanson, Esq.
                                  Reid & Priest LLP
                                 40 West 57th Street
                               New York, New York 10019
                                    (212) 603-6783

                                   August 26, 1996
               -------------------------------------------------------
               (Date of event which requires filing of this statement)

               If the  filing person  has previously  filed a statement  on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

               Check the following box if a fee is being paid with the statement [ ].

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                            (Continued on following pages)


                                  Page 1 of 12 Pages

          --------------------------              -------------------------
           CUSIP No. 849416-20-1         13D        Page 2 of 12 Pages
          --------------------------              -------------------------

          -----------------------------------------------------------------
            1   NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                York Capital Management, L.P.
          -----------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                                   (b) [ ]
          -----------------------------------------------------------------
            3   SEC USE ONLY

          -----------------------------------------------------------------
            4   SOURCE OF FUNDS*

                WC
          -----------------------------------------------------------------
            5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                         [  ]

          -----------------------------------------------------------------
            6   CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
          -----------------------------------------------------------------
             NUMBER OF     7   SOLE VOTING POWER
              SHARES
           BENEFICIALLY             182,700 (includes warrants to purchase
             OWNED BY                           135,000 shares)
               EACH       -------------------------------------------------
             REPORTING     8   SHARED VOTING POWER
            PERSON WITH
                                    None
                          -------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    182,700 (includes warrants to purchase
                                                135,000 shares)
                          -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    None
          -----------------------------------------------------------------
           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                   182,700 (includes warrants to purchase 135,000 shares)
          -----------------------------------------------------------------
           12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]

          -----------------------------------------------------------------
           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3 %
          -----------------------------------------------------------------
           14   TYPE OF REPORTING PERSON*

                PN
          -----------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILLING OUT

          ------------------------                -------------------------
           CUSIP No. 849416-20-1         13D        Page 3 of 12 Pages
          ------------------------                -------------------------

          -----------------------------------------------------------------
            1   NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Dinan Management, L.L.C.
          -----------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                                   (b) [ ]
          -----------------------------------------------------------------
            3   SEC USE ONLY

          -----------------------------------------------------------------
            4   SOURCE OF FUNDS*

                N/A
          -----------------------------------------------------------------
            5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                         [  ]

          -----------------------------------------------------------------
            6   CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
          -----------------------------------------------------------------
             NUMBER OF     7   SOLE VOTING POWER
              SHARES
           BENEFICIALLY             N/A
             OWNED BY     -------------------------------------------------
               EACH        8   SHARED VOTING POWER
             REPORTING
            PERSON WITH             187,700 (includes warrants to purchase
                                                135,000 shares)
                          -------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    N/A
                          -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    187,700 (includes warrants to purchase
                                                135,000 shares)
          -----------------------------------------------------------------
           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    187,700 (includes warrants to purchase 135,000 shares)
          -----------------------------------------------------------------
           12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]

          -----------------------------------------------------------------
           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.1%
          -----------------------------------------------------------------
           14   TYPE OF REPORTING PERSON*

                CO
          -----------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILLING OUT

          -------------------------               -------------------------
           CUSIP No. 849416-20-1         13D        Page 4 of 12 Pages
          -------------------------               -------------------------

          -----------------------------------------------------------------
            1   NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                James G. Dinan
          -----------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                                   (b) [ ]
          -----------------------------------------------------------------
            3   SEC USE ONLY

          -----------------------------------------------------------------
            4   SOURCE OF FUNDS*

                N/A
          -----------------------------------------------------------------
            5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                         [  ]

          -----------------------------------------------------------------
            6   CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
          -----------------------------------------------------------------
             NUMBER OF     7   SOLE VOTING POWER
              SHARES
           BENEFICIALLY             N/A
             OWNED BY     -------------------------------------------------
               EACH        8   SHARED VOTING POWER
             REPORTING
            PERSON WITH           299,200 (includes warrants to purchase
                                              240,000 shares)
                          -------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    N/A
                          -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                  299,200 (includes warrants to purchase
                                              240,000 shares)
          -----------------------------------------------------------------
           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    299,200 (includes warrants to purchase 240,000 shares)
          -----------------------------------------------------------------
           12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]

          -----------------------------------------------------------------
           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.98%
          -----------------------------------------------------------------
           14   TYPE OF REPORTING PERSON*

                IN
          -----------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILLING OUT

          ------------------------                -------------------------
           CUSIP No. 849416-20-1         13D        Page 5 of 12 Pages
          ------------------------                -------------------------

          -----------------------------------------------------------------
            1   NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                York Select, L.P.
          -----------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                                   (b) [ ]
          -----------------------------------------------------------------
            3   SEC USE ONLY

          -----------------------------------------------------------------
            4   SOURCE OF FUNDS*

                WC
          -----------------------------------------------------------------
            5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                         [  ]

          -----------------------------------------------------------------
            6   CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
          -----------------------------------------------------------------
             NUMBER OF     7   SOLE VOTING POWER
              SHARES
           BENEFICIALLY             5,000
             OWNED BY     -------------------------------------------------
               EACH        8   SHARED VOTING POWER
            REPORTING
            PERSON WITH             None
                          -------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    5,000
                          -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    None
          -----------------------------------------------------------------
           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                     5,000
          -----------------------------------------------------------------
           12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]

          -----------------------------------------------------------------
           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.1%
          -----------------------------------------------------------------
           14   TYPE OF REPORTING PERSON*

                PN
          -----------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILLING OUT

          -------------------------               -------------------------
           CUSIP No. 849416-20-1         13D        Page 6 of 12 Pages
          -------------------------               -------------------------

          -----------------------------------------------------------------
            1   NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                York Investment Limited
          -----------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [X]
                                                                   (b) [ ]
          -----------------------------------------------------------------
            3   SEC USE ONLY

          -----------------------------------------------------------------
            4   SOURCE OF FUNDS*

                WC
          -----------------------------------------------------------------
            5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                         [  ]

          -----------------------------------------------------------------
            6   CITIZENSHIP OR PLACE OF ORGANIZATION

                Commonwealth of the Bahamas
          -----------------------------------------------------------------
             NUMBER OF     7   SOLE VOTING POWER
              SHARES
           BENEFICIALLY           Warrants to purchase 105,000 shares
             OWNED BY     -------------------------------------------------
               EACH        8   SHARED VOTING POWER
             REPORTING
            PERSON WITH           None
                          -------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                  Warrants to purchase 105,000 shares
                          -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    None
          -----------------------------------------------------------------
           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                     Warrants to purchase 105,000 shares
          -----------------------------------------------------------------
           12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]

          -----------------------------------------------------------------
           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.7%
          -----------------------------------------------------------------
           14   TYPE OF REPORTING PERSON*

                CO
          -----------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILLING OUT

                            SCHEDULE 13D (Amendment No. 1)
                            ------------------------------

                    Pursuant  to  Rule  13d-2  of  the  General  Rules  and
          Regulations under the Securities Exchange Act of 1934, this Amendment No. 1 restates and amends the Schedule 13D filed by these reporting persons with the Commission on January 29, 1996 (the "Statement").

          ITEM 1.   SECURITY AND ISSUER.
                    -------------------

                    The title of the class of equity securities to which this Amendment No. 1 relates is the Class A Common Stock, $.01 par value per share (the "Spreckels Common Stock") and warrants for the purchase of Spreckels Common Stock ("Warrants"), of Spreckels Industries, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are at 6805 MorrisonBoulevard, Suite450, Charlotte, NorthCarolina 28211.

          ITEM 2.   IDENTITY AND BACKGROUND.
                    -----------------------

                    (a) This Amendment No. 1 is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Filing Persons") pursuant to an Agreement of Joint Filing attached to the statement as Exhibit 1:

                    (i) James G. Dinan ("Dinan"), an individual who is the Senior Managing Director, Member and holder of a ninety-nine percent (99%) interest in Dinan Management, L.L.C. and the President and sole shareholder of Dinan Management Corporation ("DMC") a Delaware Corporation, which is the sub-manager of York Investment Limited.

                    (ii) Dinan Management, L.L.C. ("Dinan Management"), a New York limited liability company, is the sole General Partner of York Capital Management, L.P. and York Select, L.P.

                    (iii) York Capital Management, L.P. ("York Capital"), a Delaware limited partnership.

                    (iv) York Select, L.P. ("York Select"), a Delaware limited partnership.

                    (v) York Investment Limited ("York Investment"), a corporation of the Commonwealth of the Bahamas.

                    Dinan is also filing this Amendment No. 1 on behalf of certain other funds and accounts ("Managed Accounts") over which he has sole discretionary investment authority as President and sole shareholder of JGD Management Corp. ("JGD Management"), a Delaware corporation, which manages the Managed Accounts.

                    (b),  (c)  and (f)    Dinan's  principal occupation  is
          investment management.  Dinan is a citizen of the United States.


                                  Page 7 of 12 Pages

                    Dinan Management is a  privately owned New York limited
          liability company, the principal business of which is to act as General Partner of York Capital and York Select, and which also renders investment management and advisory services to institutional and other private investors regarding investment and trading in securities and other financial instruments.

                    Each of York Capital and York Select is a privately owned investment limited partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

                    York Investment is a Bahamian corporation. Dinan Management Corporation ("DMC"), a Delaware corporation, is the sub-manager of York Investment. Dinan is the President and sole shareholder of DMC. York Investment is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

                    The address of each of Dinan, Dinan Management, York Capital and York Select is:

                    350 Park Avenue
                    25th Floor
                    New York, New York 10022

                    The address for York Investment for the purposes of this filing is:

                    York Investment Limited
                    c/o Dinan Management Corporation
                    350 Park Avenue
                    25th Floor
                    New York, New York 10022.

                    (d) None of the Filing Persons has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e) None of the Filing Persons has been a party during the last five years to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.
                    --------------------------

                    The source of the funds used by York Capital to directly purchase the Spreckels Common Stock listed in Item 5(c) was working capital in the approximate amount of $ 128,380. The source of the funds used by York Investment to directly purchase Spreckels Common Stock listed in Item 5(c) as working capital in the approximate amount of $726,514. Working capital in both cases was provided by capital contributions of partners and internally generated funds.

                                  Page 8 of 12 Pages

          The  sources  of the  funds used  by  JGD Management  to purchase
          Spreckels Common Stock listed in Item 5(c) for the Managed Accounts were funds on deposit in the brokerage accounts of the investors for which the purchases were effected. The approximate aggregate amount of funds used to make the purchases of Spreckels Common Stock on behalf of the Managed Accounts was $20,196.

          ITEM 4.   PURPOSE OF THE TRANSACTION.
                    --------------------------

                    The Filing Persons acquired the Spreckels Common Stock for investment purposes. The Filing Persons reserve the right to purchase additional shares, either separately or together with other persons, to sell all or some of the shares beneficially owned by them, or to otherwise trade in Spreckels Common Stock, in open market or private transactions, provided that in their individual or collective judgment such transactions present an attractive (long- or short-term) opportunity for profit.

                    Although the Filing Persons have no plans or proposals which relate to or would result in any transactions specified in paragraphs (a) through (j) of this Item, the Filing Persons may separately or collectively consider plans or proposals relating to or resulting in one or more such transaction in the future depending upon factors then existing, such as the market for the Company's Common Stock, the Company's then prospects, alternative investment opportunities, general economic and money-market investment conditions, as well as other factors deemed relevant from time to time.

          ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.
                    ----------------------------------------

                    (a) The beneficial ownership of each of the Filing Persons of Spreckels Common Stock as of the date hereof is as follows:

                    (i) Dinan has purchased no shares of Spreckels Common Stock for his own account; however, Dinan has shared voting and/or dispositive power with respect to an aggregate of 299,200 shares of Spreckels Common Stock consisting of: (i) 187,700 shares beneficially owned by Dinan Management, (ii) 105,000 shares beneficially owned by York Investment, and (iii) 6,500 held in the Managed Accounts. The 299,200 shares of Spreckels Common Stock, which includes 240,000 shares underlying currently exercisable Warrants to purchase Spreckels Common Stock, represent approximately 4.98% of the 6,006,362 shares outstanding as of May 17, 1996 (as reported in the Company's Form 10-Q for the quarter ended March 31, 1996).

                    Of the 135,000 Warrants owned by York Capital, 100,000 have an exercise price of $9.17 per share, and the balance have an exercise price of $11.67 per share. Of the 105,000 Warrants owned by York Investment, 80,000 have an exercise price of $9.17 per share, and the balance have an exercise price of $11.67 per share. All Warrants expire on September 2, 2001.

                    (ii) Dinan Management has not purchased any shares of Spreckels Common Stock for its own account; however, as General Partner of York Capital and York Select, Dinan Management would be the beneficially owner (as such term is defined under Rule 13d-3) of 187,700 shares of Spreckels Common Stock held directly by such entities.


                                  Page 9 of 12 Pages

                    (iii)   York Capital is the beneficial owner of 182,700
          shares of Spreckels Common Stock, 135,000 of which may be acquired by the exercise of Warrants. The 182,700 shares of Spreckels Common Stock beneficially owned by York Capital represent approximately 3% of the outstanding shares.

                    (iv) York Select is the direct beneficial owner of 5,000 shares of Spreckels Common Stock. The 5,000 shares of Spreckels Common Stock beneficially owned by York Select represent approximately 0.1% of the outstanding shares.

                    (v) York Investment is the beneficial owner of Warrants to purchase 105,000 shares of Spreckels Common Stock. The shares of Spreckels Common Stock beneficially owned by York Investment represent approximately 1.7% of the outstanding shares.

                    (c)     The  Filing   Persons  effected  the  following
          transactions of Spreckels Common Stock in the over-the-counter market during the past sixty (60) days:

           =================================================================
           FILING PERSON     TRADE DATE     NUMBER OF SHARES     SHARE PRICE
           -----------------------------------------------------------------
           York Capital       7/22/96               6,400**        18.12
           -----------------------------------------------------------------
           York Capital       7/23/96               7,200**        18.12
           -----------------------------------------------------------------
           York Capital       7/25/96               7,000*         18.34
           -----------------------------------------------------------------
           York Capital       8/26/96              20,000**        23.56
           -----------------------------------------------------------------
           York               7/22/96              12,300**        18.10
           Investment
           -----------------------------------------------------------------
           York               7/23/96              14,100**        18.12
           Investment
           -----------------------------------------------------------------
           York               7/25/96               9,900*         18.34
           Investment
           -----------------------------------------------------------------
           York               7/31/96              16,800*         18.48
           Investment
           -----------------------------------------------------------------
           York               8/19/96              12,200*         19.22
           Investment
           -----------------------------------------------------------------
           York               8/26/96             155,900**        23.62
           Investment
           -----------------------------------------------------------------
           Managed            7/22/96               2,200**        18.10
           Accounts
           -----------------------------------------------------------------
           Managed            7/23/96               2,400**        18.11
           Accounts
           -----------------------------------------------------------------
           Managed            7/25/96               1,100*         18.36
           Accounts
           -----------------------------------------------------------------
           Managed            8/26/96              16,500**        23.58
           Accounts
           -----------------------------------------------------------------
           York Select        7/22/96               1,100**        18.12
           -----------------------------------------------------------------
           York Select        7/23/96               1,300**        18.11
           -----------------------------------------------------------------
           York Select        8/26/96               6,200**        23.56
           =================================================================
          *  Purchase      ** Sale

                                  Page 10 of 12 Pages

                    (d)  Not applicable.

                    (e) The Filing Persons ceased to be the beneficial owners of more than five percent of the Spreckels Common Stock on August 26, 1996.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                    --------------------------------------------------------
                    WITH RESPECT TO SECURITIES OF THE ISSUER.
                    ----------------------------------------

                    The information to be provided in Item 6 has not changed since the filing of the Statement.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
                    --------------------------------

                    The information to be provided in Item 7 has not changed since the filing of the Statement.


                                  Page 11 of 12 Pages

                                       SIGNATURES
                                       ----------

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  August 29, 1996


                              DINAN MANAGEMENT, L.L.C.



                              By: /s/ James G. Dinan
                                 --------------------------------------------
                                   James G. Dinan
                                   Senior Managing Director


                              YORK CAPITAL MANAGEMENT, L.P.



                              By:  /s/ James G. Dinan
                                 --------------------------------------------
                                   Dinan Management, L.L.C., General Partner
                                   James G. Dinan, Senior Managing Director


                              YORK SELECT, L.P.



                              By:  /s/ James G. Dinan
                                 --------------------------------------------
                                   Dinan Management, L.L.C., General Partner
                                   James G. Dinan, Senior Managing Director



                               /s/ James G. Dinan
                              ----------------------------------------------
                              JAMES G. DINAN


                              YORK INVESTMENT LIMITED


                              By:  /s/ James G. Dinan
                                 --------------------------------------------
                                   Dinan Management Corporation, Sub-Manager
                                   James G. Dinan, President



                                  Page 12 of 12 Pages